SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

SCHEDULE 13E-3
(Rule 13e-100)
(Amendment No. 4)

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

____________________________

SonomaWest Holdings, Inc.
____________________________

(Name of the Issuer)

SonomaWest Holdings, Inc.
____________

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
____________

(Title of Class of Securities)

835637109
____________

(CUSIP Number of Class of Securities)

Craig R. Stapleton
President and Chief Executive Officer
SonomaWest Holdings, Inc.
2064 Highway 116 North
Sebastopol, CA 95472
(707) 824-2534

With a copy to:

Ronald R. Levine
Davis, Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202
(303) 892-7514
____________

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.  ☑  The filing of solicitation materials or an information statement subject to Regulation 14A,
            Regulation 14C or Rule 13e-(c) under the Securities Exchange Act of 1934.
b.  ☐  The filing of a registration statement under the Securities Act of 1933.
c.  ☐  A tender offer.
d.  ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☑

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

____________

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$6,522,591	$757

* The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all 649,014 shares of common stock that are proposed to be acquired in the tender offer at a purchase price of $10.05 per share.

** The filing fee was determined by multiplying the transaction valuation by the filing fee of $116.10 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount  Previously Paid:  $757.27
Form or Registration No.: Schedule 13E-3/Schedule TO (Reg. No. 005-34214)
Filing Parties: Stapleton Acquisition Company, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust
Date Filed:  April 1, 2011

Introduction

This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is filed by SonomaWest Holdings, Inc., a Delaware corporation (“SonomaWest” or the “Company”) to amend and supplement certain portions of the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended and supplemented from time to time, the “Schedule 13E-3”) filed on April 15, 2011 with the Securities and Exchange Commission (the “SEC”) and subsequently amended on April 22, 2011, May 6, 2011 and May 10, 2011.

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) relates to the offer by Stapleton Acquisition Company, a Delaware corporation (“SAC”) as set forth in the Tender Offer Statement on Schedule TO, dated April 1, 2011 (Reg. No. 005-34214), as amended by Amendment No. 1 dated April 15, 2011, Amendment No. 2 dated May 2, 2011, Amendment No. 3 dated May 9, 2011 and Amendment No. 4 dated May 16, 2011 (together, the “Schedule TO”), to purchase all the outstanding shares of common stock, par value $0.0001 (the “Common Stock”) of the Company not owned by SAC, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively, the “Stapleton Group”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2011 (the “Offer to Purchase”) which was filed as Exhibit (a)(1)(i) to the Schedule TO, and in the related Letter of Transmittal, which was filed as Exhibit (a)(1)(ii) to the Schedule TO (which, together with the Offer to Purchase, as amended or further supplemented from time to time, constitute the “Offer”). The Schedule TO and Amendments No. 1, No. 2, No. 3 and No. 4 thereto were filed by SAC with the SEC on April 1, 2011, April 15, 2011, May 2, 2011, May 9, 2011 and May 16, 2011, respectively.

This Transaction Statement also relates to the Agreement and Plan of Merger, dated as of May 10, 2011, by and between SAC and SonomaWest (the “Merger Agreement”). The Merger Agreement provides that upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251 of the General Corporation Law of the State of Delaware, SAC will merge with and into SonomaWest (the “Merger”), the separate corporate existence of SAC shall thereupon cease and SonomaWest shall continue as the surviving corporation in the Merger. Upon completion of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than shares owned by SAC or SonomaWest, or by stockholders who have perfected appraisal rights, will be converted into the right to receive an amount in cash equal to $10.05, without interest (the “Merger Consideration”)

Concurrent with the filing of this Transaction Statement, SonomaWest is filing a preliminary Schedule 14C Information Statement (as amended from time to time, the “Information Statement”) under Regulation 14C of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the action by written consent of the holder of approximately 86% of the shares of SonomaWest common stock adopting the Merger Agreement.  A copy of the Information Statement is attached hereto as Exhibit (a)(3) and a copy of the Merger Agreement is attached as as Annex A to the Information Statement.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Information Statement, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. All information contained in this Transaction Statement concerning SonomaWest, SAC and each individual member of the Stapleton Group has been provided by such person and not by any other person.

Item 1.  Summary Term Sheet

Item 1001 of Regulation M-A

The information incorporated by reference into Item 1 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the caption “SUMMARY” and is incorporated herein by reference.

Item 2.  Subject Company Information

Item 1002 of Regulation M-A

The information incorporated by reference into Item 2 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(a) “THE MERGER—The Companies”.

(b) “MARKET PRICE OF THE COMPANY’S COMMON STOCK AND DIVIDEND INFORMATION”.

(c) “MARKET PRICE OF THE COMPANY’S COMMON STOCK AND DIVIDEND INFORMATION”.

(d) “MARKET PRICE OF THE COMPANY’S COMMON STOCK AND DIVIDEND INFORMATION”.

(e) No additional information.

(f) “THE MERGER—Background of the Merger”.

Item 3.  Identity and Background of Filing Person

Item 1003(a)-(c) of Regulation M-A

The information incorporated by reference into Item 3 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(a) “THE MERGER—The Companies”.

(b) “THE MERGER—The Companies”.

(c) No additional information.

Item 4.  Terms of the Transaction

Item 1004(a), (c)-(f) of Regulation M-A

The information incorporated by reference into Item 4 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(a) “INTRODUCTION”; “SUMMARY”; “THE MERGER AGREEMENT—Structure of the Merger”; “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; “ANNEX B—OPINION OF DUFF & PHELPS, LLC”; and “THE MERGER—Material United States Federal Income Tax Consequences of the Merger”.

(c) “INTRODUCTION”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; “ANNEX B—OPINION OF DUFF & PHELPS, LLC”; “THE MERGER—Interests of Certain Persons in the Merger”; “THE MERGER—Plans for the Company”; “THE MERGER—Appraisal Rights” and “ANNEX C—SECTION 262 APPRAISAL RIGHTS”.

(d) “THE MERGER—Appraisal Rights” and “ANNEX C—SECTION 262 APPRAISAL RIGHTS”.

(e) No additional information.

(f) No additional information.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

Item 1005(a)-(c), (e) of Regulation M-A

The information incorporated by reference into Item 5 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(a) “THE MERGER—Background of the Merger”; and “THE MERGER— Interests of Certain Persons in the Merger”.

(b)-(c) “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; and “ANNEX B—OPINION OF DUFF & PHELPS, LLC”.

(e) “THE MERGER— Background of the Merger”; “THE MERGER— Interests of Certain Persons in the Merger”; and “THE MERGER AGREEMENT”.

Item 6.  Purposes of the Transaction and Plans or Proposals

Item 1006(b), (c)(1)-(8) of Regulation M-A

The information incorporated by reference into Item 6 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(b) “SUMMARY”; “THE MERGER—Plans for the Company”; “THE MERGER AGREEMENT—Structure of the Merger”; and “THE MERGER AGREEMENT—Effect of the Merger on Capital Stock”.

(c)(1)-(8) “INTRODUCTION”; “SUMMARY”; “THE MERGER—Background of the Merger”; “THE MERGER—Certain Effects of the Merger”; “THE MERGER—Plans for the Company”; “THE MERGER— Interests of Certain Persons in the Merger”; “THE MERGER AGREEMENT—Structure of the Merger”; and “THE MERGER AGREEMENT—Effect of the Merger on Capital Stock”.

Item 7.  Purposes, Alternatives, Reasons and Effects

Item 1013 of Regulation M-A

The information incorporated by reference into Item 7 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(a) “INTRODUCTION”; “SUMMARY”; “THE MERGER—Background of the Merger”; “THE MERGER—Plans for the Company”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; and “ANNEX B—OPINION OF DUFF & PHELPS, LLC”.

(b) “THE MERGER—Background of the Merger”; “THE MERGER—Plans for the Company”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; and “ANNEX B—OPINION OF DUFF & PHELPS, LLC”.

(c) “THE MERGER—Background of the Merger”; and “THE MERGER—Plans for the Company”.

(d) “INTRODUCTION”; “SUMMARY”; “THE MERGER—Certain Effects of the Merger”; “THE MERGER—Appraisal Rights”; “ANNEX C—SECTION 262 APPRAISAL RIGHTS”; “THE MERGER—Background of the Merger”; “THE MERGER—Plans for the Company”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER AGREEMENT—Structure of the Merger”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; “ANNEX B—OPINION OF DUFF & PHELPS, LLC”; “THE MERGER AGREEMENT—Effect of the Merger on Capital Stock”; and “THE MERGER—Material United States Federal Income Tax Consequences of the Merger”.

Item 8.  Fairness of the Transaction

Item 1014 of Regulation M-A

The information incorporated by reference into Item 8 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(a) “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; and “ANNEX B—OPINION OF DUFF & PHELPS, LLC”.

(b) “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; and “ANNEX B—OPINION OF DUFF & PHELPS, LLC”.

(c) “INTRODUCTION”; “SUMMARY; “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; “ANNEX B—OPINION OF DUFF & PHELPS, LLC”; and “THE MERGER AGREEMENT—Conditions to the Merger”.

(d) “THE MERGER—Reasons for the Recommendation by the Special Committee”.

(e) “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; and “ANNEX B—OPINION OF DUFF & PHELPS, LLC”.

(f) No additional information.

Item 9.  Reports, Opinions, Appraisals and Negotiations

Item 1015 of Regulation M-A

The information incorporated by reference into Item 9 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(a)-(c) “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; “and “ANNEX B—OPINION OF DUFF & PHELPS, LLC”.

The opinion of Duff & Phelps and its written presentation to the Special Committee are available for inspection and copying at SonomaWest’s principal executive offices during normal business hours by any interested stockholder or representative that has been designated in writing by an interested stockholder. In addition, upon written request by any interested stockholder or representative that has been designated in writing by an interested stockholder, SonomaWest will, at such stockholder’s expense, send such requesting party a copy of Duff & Phelps’ opinion and its written presentation to the Special Committee.

Item 10.  Source and Amount of Funds or Other Consideration

Item 1007 of Regulation M-A

The information incorporated by reference into Item 10 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(a)-(b) “INTRODUCTION”; “SUMMARY”; “THE MERGER—Background of the Merger”; “THE MERGER—Source and Amount of Funds”; and “THE MERGER AGREEMENT—Conditions to the Merger”.

(c) “THE MERGER—Fees and Expenses”.

(d) “THE MERGER—Source and Amount of Funds”.

Item 11.  Interest in Securities of the Subject Company

Item 1008 of Regulation M-A

The information incorporated by reference into Item 11 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(a) “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”.

(b) “THE MERGER—Background of the Merger”.

Item 12.  The Solicitation or Recommendation

Item 1012(d) and (e) of Regulation M-A

The information incorporated by reference into Item 12 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(d) “THE MERGER— Interests of Certain Persons in the Merger” and “SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT”.

(e) “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—April Special Committee Recommendation”; “THE MERGER—Reasons for the Recommendation by the Special Committee”.

Item 13.  Financial Statements

Item 1010(a) and (b) of Regulation M-A

The information incorporated by reference into Item 13 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions and is incorporated herein by reference:

(a) “THE MERGER—The Companies”.

(b) No additional information.

Item 14.  Persons/Assets Retained, Employed, Compensated or Used

Item 1009 of Regulation M-A

No additional information.

Item 15.  Additional Information

Item 1011(b) of Regulation M-A

No additional information.

Item 16.  Exhibits

Item 1016(a)-(d), (f) and (g) of Regulation M-A

Exhibit No.	Description
(a)(3)
Preliminary Information Statement of SonomaWest Holdings, Inc. on Schedule 14C, dated May 20, 2011 (incorporated by reference to the Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission by SonomaWest Holdings, Inc. on May 20, 2011)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2011

SonomaWest Holdings, Inc.

By:	/s/ Craig R. Stapleton
Name: Craig R. Stapleton
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(3)
Preliminary Information Statement of SonomaWest Holdings, Inc. on Schedule 14C, dated May 20, 2011 (incorporated by reference to the Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission by SonomaWest Holdings, Inc. on May 20, 2011)